Exhibit 99.1

Arqit Quantum Inc. Announces Financial and Operational
Results for the First Half of Fiscal Year 2023

$2.6 million of revenue and other operating income for the six month period

First cloud platform revenues generated through previously announced channel partnership

Significant cost reduction initiative actioned

Adviser retained in connection with potential sale of satellite division

London, UK – 17 May 2023 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a global leader in post quantum encryption technology, today announced its operational and financial results for the six months ended 31 March 2023.

Recent Operational Highlights

•	In December 2022, Arqit launched a pivot in go-to-market strategy to selling our cloud delivered QuantumCloudTM platform as a service (“PaaS") through channel partnerships rather than a previous emphasis on direct enterprise license sales. The first half of fiscal year 2023 has been focused on the establishment and activation of these channel partnerships.

•	Arqit generated initial revenues through a channel partnership during the first half of fiscal year 2023 which, combined with significant new business enquiries through our channel partners, has provided support for the merits of the pivot in go-to-market strategy.

•	Arqit is continuing to engage with customers on enterprise license sales in the government and defence sectors where customers prefer not to use cloud services, but the sales cycle in government and defence has proven to be lengthy.

•	In order to optimise the ease of consumption for customers, Arqit is focussed on the sale of specialised applications of its QuantumCloudTM PaaS for specific vertical market opportunities. The first two applications which are available to customers are:

i.	Arqit NetworkSecure™ which provides a symmetric key agreement upgrade for firewalls and has already been integrated with the products of two market leading firewall vendors.

ii.	Arqit TradeSecure™ which provides a symmetric key agreement upgrade for digital assets used by banks for international payments and for use in global trade finance.

Arqit intends to launch further applications for specific uses cases in the near term. Arqit’s QuantumCloudTM PaaS product is also generally available for license by systems integrators and developers to incorporate into their own applications and use cases.

•	In December 2022 Arqit announced that through innovation in the delivery of its products, quantum satellite hardware was no longer required and that it intends to monetize (in whole or in part as a capacity sharing arrangement) its quantum satellite currently under construction. Following that announcement, we initiated a partner search process to consider wholesale capacity sales or joint ventures, and received indications that an outright sale of the business might be viable. As a result, Arqit is now considering the sale of its satellite division amongst other potential transactions. The satellite division consists of satellite assets under construction, patents, customer contracts and an engineering team. Arqit has retained an adviser to assist in the process. There can be no certainty that Arqit will be able to identify a purchaser for the satellite division, or if a purchaser is identified, the sales price the purchaser would be willing to pay.

•	With a $10.0 million claim, Arqit is the largest unsecured creditor identified to date in the Virgin Orbit Chapter 11 bankruptcy process, which was initiated in the U.S. in April. We have already made a full provision in our financial statements for amounts owed to Arqit by Virgin Orbit, which may be mitigated in whole or in part through the bankruptcy process. Given Arqit’s initiatives regarding its satellite division, the Virgin Orbit bankruptcy is not expected to have a material impact on the operation of our business results going forward.

•	In May 2023, Arqit undertook a significant cost reduction initiative across all business functions which included the elimination of 20 positions in the company. These cost reduction actions have been implemented. Pro forma for the cost reduction initiative, Arqit has 150 employees as compared to 170 at the end of the reporting period. The cost reduction initiative results in a 30% decrease in monthly budgeted operating costs to approximately $3.2 million commencing July from previously budgeted monthly operating costs of approximately $4.6 million. As of 31 March 2023, Arqit had $41.5 million of cash and cash equivalents. We expect additional cost reduction, including with respect to personnel, should a transaction involving Arqit’s satellite division be consummated.

•	In February 2023, Arqit issued 10 million ordinary shares, together with warrants to purchase up to 7.5 million ordinary shares, at a combined offering price of $2.00 per ordinary share and accompanying warrant in a registered direct offering. The transaction closed on February 22, 2023. Proceeds to the company before fees and expenses were $20 million, and are being used to enhance international customer service capabilities in support of the growth of our channel partnerships and for general corporate purposes.

•	In December 2022, Arqit established an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering amount of up to $50.0 million. We have no obligation to sell any shares under the ATM Program. During the six months ended 31 March 2023, we issued 472,396 shares under the ATM Program, generating proceeds to the company before fees and expenses of approximately $1.3 million.

Management Commentary

The first half of fiscal year 2023 reflects the pivot that we made at the end of 2022. We believe that early evidence suggests that an all-software tech stack and a go-to-market strategy of integrating with major global technology vendors is the best path to success.

The planned monetization of our satellite division in addition to the recent cost cutting initiative we have undertaken has resulted in a leaner operation, focussed on customer needs with a more nimble orientation.

The launch and positive reception by our initial and prospective customers of our QuantumCloudTM PaaS offering through channel partnerships and the TradeSecureTM and NetworkSecureTM applications gives us confidence that our products have a bright future. The pipeline of business through our channel partnerships for our new applications is encouraging, and we expect them to provide the underpinning of a business which is capable of developing efficient scaling. It is clear from the statements of the White House and others that an upgrade to encryption is now regarded as essential, and Arqit is confident that it has a product which is fit for purpose and is easy to consume. We have given ourselves extra runway to demonstrate our ability to scale. As we now execute a more focussed business plan, we will also prepare for the next phase of growth by continuing to look at best practice governance arrangements of the company, which will include the intention during the next year to separate the role of Chairman and Chief Executive.

Commented David Williams, Arqit Founder, Chairman and Chief Executive Officer, “It has been a tough year in technology markets generally, and Arqit has made some significant pivots. But the reception we have seen for our channel partner offerings and applications convince us that we have the right products at the right moment to solve the evident problems with legacy encryption which the world is finally addressing.”

First Half of Fiscal Year 2023 Financial Highlights

The following is a summary of Arqit’s operating results for the six month period ended 31 March 2023. Comparison is made, where applicable, to the comparable period ended 31 March 2022.

•	Generated $2.6 million in revenue and other operating income for the first half of fiscal year 2023 as compared to $12.3 million for the comparable period in 2022.

•	QuantumCloudTM revenue totalled $19.0 thousand for the period from two contracts, including an initial sale through one of Arqit’s NetworkSecureTM (firewall) channel partnerships and a sale to a leading U.S. government and defence contractor. Additional revenues from the contract associated with the sale of NetworkSecureTM through our channel partner are expected. For the comparable period in 2022, QuantumCloudTM revenue totalled $5.3 million as a result of enterprise license sales in that period.

•	Other operating income of $2.6 million resulted primarily from Arqit’s project contract with the European Space Agency (“ESA”). For the first half of fiscal 2022, other operating income totaled $7.0 million from Arqit’s ESA contract.

•	Administrative expenses[1] for the period were $25.0 million versus $26.6 million for the comparable period in 2022. Higher employee costs during the period were offset primarily by favorable movement in foreign exchange rates. Headcount increased to 170 from 145 at 30 September 2022. Following the recently implemented cost reduction initiative, Arqit’s pro forma headcount is 150. Administrative expense for the period includes a $9.0 million non-cash charge for share based compensation versus a $10.1 million charge for the comparable period in 2022.

•	Operating loss for the period was $34.6 million versus a loss of $14.3 million for the first half of fiscal year 2022. The variance in operating loss between periods primarily reflects lower revenue and other operating income, combined with a $12.2 million impairment on trade receivables and contract assets associated with the Virgin Orbit bankruptcy.

•	Loss before tax was $21.8 million. Adjusted loss before tax was $34.7 million[2] which in management’s view reflects the underlying business performance once the non-cash change in warrant value is deducted from loss before tax. For the comparable period in fiscal year 2022, profit before tax was $58.0 million and adjusted loss before tax was $14.4 million. The variance between periods is primarily due to the change in fair value of warrants.

•	Arqit ended the first half of fiscal 2023 with a cash and cash equivalents of $41.5 million versus a cash balance of $48.9 million as of Arqit’s 30 September 2022 fiscal year end.

•	During the period 1,706,744 restricted share units were granted under Arqit’s equity incentive plan. A total of 4,466,723 restricted share units and 8,004,817 options, have been granted to employees, officers and directors under the plan to date.

-ends-

Conference Call Information

Arqit will host a conference call at 11:00 a.m. ET / 8:00 a.m. PT on 17 May 2023 with the Company’s Founder, Chairman and CEO, David Williams, and CFO, Nick Pointon. A live webcast of the call will be available on the “News & Events” page of the Company’s website at ir.arqit.uk. To access the call by phone, please go to this link (registration link) and you will be provided with dial in details. To avoid delays, we encourage participants to dial into the conference call fifteen minutes ahead of the scheduled start time. A replay of the webcast will also be available for a limited time at ir.arqit.uk.

1 Administrative expenses are equivalent to operating expenses.

2 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

About Arqit

Arqit supplies a unique quantum safe encryption Platform-as-a-Service which makes the communications links or data at rest of any networked device or cloud machine secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent, which can create encryption keys in partnership with any number of other devices. The keys are computationally secure, optionally one-time use and zero trust.  QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.  Arqit was recently awarded the Innovation in Cyber award at the UK National Cyber Awards and Cyber Security Software Company of the Year Award at the UK Cyber Security Awards.

Media relations enquiries:
Arqit: contactus@arqit.uk

Investor relations enquiries:
Arqit: investorrelations@arqit.uk
Gateway: arqit@gatewayir.com

Use of Non-IFRS Financial Measures

Arqit presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS. Although Arqit's management uses this measure as an aid in monitoring Arqit's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding change in fair value of warrants, which is non-cash. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. Arqit compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-IFRS loss before tax

Arqit presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance. Consequently, the changes in warrant values are included within that statement in arriving at loss before tax. The changes in warrant values are non-cash. After this adjustment is made to Arqit’s IFRS loss before tax of $21.8 million, Arqit’s non-IFRS adjusted loss before tax is $34.7 million, as shown in the reconciliation table below.

Six month period ended 31 March 2023
$’000
Loss before tax on an IFRS basis	$(21,836)
Change in fair value of warrants	(12,910)
Adjusted loss before tax	$(34,746)

The change in fair value of warrants arises as IFRS requires our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period. It is non-cash and will cease when the warrants are exercised, are redeemed, or expire.

Other Accounting Information

As of 31 March 2023, we had $34.3 million of total liabilities, $0.6 million of which related to our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance.  The warrant liability amount reflected in our consolidated statement of financial position is calculated as the fair value of the warrants as of 31 March 2023.  Our liabilities other than warrant liabilities were $33.7 million, and we had total assets of $114.5 million including cash of $41.5 million.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to convert its pipeline into contracts or orders in backlog into revenue, (vi) the potential inability of Arqit to successfully deliver its operational technology, (vii) the risk of interruption or failure of Arqit’s information technology and communications system, (viii) the enforceability of Arqit’s intellectual property, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 14 December 2022 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.

Arqit Quantum Inc.
Condensed Consolidated Statement of Comprehensive Income
For the period ended 31 March 2023

	Unaudited six month	Unaudited six month
	period ended	period ended
	31 March 2023	31 March 2022
	$'000	$'000
Revenue	19	5,293
Other operating income	2,570	6,959
Administrative expenses	(24,963)	(26,600)
Impairment loss on trade receivables and contract assets	(12,203)	—
Operating loss	(34,577)	(14,348)
Change in fair value of warrants	12,910	72,464
Finance costs	(169)	(69)
Finance income	—	—
(Loss)/ profit before tax	(21,836)	58,047
Income tax	—	—
(Loss)/ profit for the financial year attributable to equity holders	(21,836)	58,047

Other comprehensive (loss)/income :
Items that may be reclassified to profit or loss
Currency translation differences	(2,503)	258
Total comprehensive (loss)/ profit for the year attributable to equity holders	(24,339)	58,305

Earnings per ordinary share from continuing operations attributable to equity holders

Basic earnings per share	(0.17409)	0.48212
Diluted earnings per share	(0.17409)	0.47999

Arqit Quantum Inc.
Condensed Consolidated Statement of Financial Position
As at 31 March 2022

	Unaudited	Audited
	31 March	30 September
	2023	2022
	$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment	2,435	2,206
Right of use asset	7,106	6,139
Intangible assets	57,221	40,291
Fixed asset investments	31	28
Trade and other receivables	1,918	18,565
Total non-current assets	68,711	67,229

Current assets
Trade and other receivables	4,252	7,677
Cash and cash equivalents	41,504	48,966
Total current assets	45,756	56,643
Total assets	114,467	123,872

LIABILITIES
Current liabilities
Trade and other payables	19,203	22,655
Lease liabilities	1,580	1,154
Total current liabilities	20,783	23,809

Non-current liabilities
Trade and other payables	5,293	4,183
Lease liabilities	7,595	6,681
Warrants liability	633	10,644
Total non-current liabilities	13,521	21,508
Total liabilities	34,304	45,317
Net assets	80,163	78,555

EQUITY
Share capital	13	12
Share premium	109,195	92,306
Other reserves	166,804	166,804
Foreign currency translation reserve	854	3,357
Share-based payment reserve	32,272	23,216
Retained earnings	(228,975)	(207,140)
Total Equity	80,163	78,555

Arqit Quantum Inc.
Condensed Consolidated Statement of Cash Flows
For the period ended 31 March 2023

	Unaudited six month period ended	Unaudited six month period ended
	31 March 2023	31 March 2022
	$'000	$'000
Cash flows from operating activities
Cash used in operations	(8,077)	(13,221)

Net cash used in operating activities	(8,077)	(13,221)

Cash flows from investing activities
Capital expenditure on property, plant and equipment	(207)	(609)
Capital expenditure on intangibles	(16,930)	(12,883)

Net cash used in investing activities	(17,137)	(13,492)

Cash flows from financing activities
Shares issued on exercise of warrants	—	21,279
Proceeds from issue of shares	18,509	—
Payments of lease liabilities	(558)	(205)
Payments of interest portion of lease liabilities	(99)	(73)
Proceeds from government grants	508	—

Net cash generated from financing activities	18,360	21,001

Net decrease in cash and cash equivalents	(6,854)	(5,712)
Cash and cash equivalents at beginning of period	48,966	86,966
Foreign exchange on cash and cash equivalents	(608)	904

Cash and cash equivalents at end of period	41,504	82,158